EXHIBIT 12

CBRE GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Income from continuing operations before provision for income taxes	$1,164,093	$880,726	$879,730	$777,262	$508,985
Less:
Equity income from unconsolidated subsidiaries	210,207	197,351	162,849	101,714	64,422
Income (loss) from continuing operations attributable to non-controlling interests	6,467	12,091	11,745	29,000	7,569
Add:
Distributed earnings of unconsolidated subsidiaries	27,945	29,031	36,630	27,903	33,302
Fixed charges	227,891	227,505	198,996	209,839	260,327
Total earnings before fixed charges	$1,203,255	$927,820	$940,762	$884,290	$730,623
Fixed charges:
Portion of rent expense representative of the interest factor (1)	$91,077	$82,654	$77,431	$74,717	$68,950
Interest expense	136,814	144,851	118,880	112,035	135,082
Write-off of financing costs on extinguished debt	—	—	2,685	23,087	56,295
Total fixed charges	$227,891	$227,505	$198,996	$209,839	$260,327
Ratio of earnings to fixed charges:	5.28	4.08	4.73	4.21	2.81
(1)	Represents one-third of operating lease costs, which approximates the portion that relates to interest.